Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 8 DATED JUNE 12, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

Update the status of our offering:

Announce the declaration of distributions;

Update our potential investments; and

Update our asset acquisitions.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of June 8, 2017, we had raised total gross offering proceeds of approximately $15.5 million, and had settled subscriptions in our Offering for an aggregate of approximately 1.5 million common shares, with additional subscriptions for an aggregate of approximately 36,000 common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC (the “Manager”), as permitted under applicable law and regulations.

Declaration of Distributions

On June 12, 2017, the Manager authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on June 30, 2017.  The distribution will be paid on or about July 14, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning June 1, 2017 and ending June 30, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

Northside at Johns Creek – Suwanee, GA

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $1,500,000 B-Note financing (the “B-Note”).  If we choose to acquire the B-Note, we will pay Realty Mogul Commercial Capital, Co. (i) $1,500,000 less any principal payments it has received since making the investment and (ii) any accrued but unpaid interest on the loan.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The borrower intends to use the loan and other sources of capital to refinance a 52,090 square-foot, Class A medical building located at 3890 Johns Creek Parkway in Suwanee, Georgia. The property is 100% master-leased to Northside Hospital and 58% occupied. Upon closing, a new lease will be executed with Northside Hospital that will release a portion of the currently encumbered space for market leasing by the borrower. Northside Hospital will continue to pay rent on the unoccupied spaces until they are relet. The property was built in 1999 for Northside Hospital and is a three-story building with 16 units. In April 2017, an independent appraiser appraised the property for $9.7 million as is.

The B-Note, which represents approximately 18.5% of the total planned financing, is interest only and has a fixed interest rate of 14%. The term is 24 months with a 12-month extension option. The property was originally purchased by the borrower in 2004 for $10 million, and the borrower has injected an additional $1.1 million of equity since then. In a previous financing with a major bank, the property was cross-collateralized and cross-defaulted with another asset that suffered the loss of a major tenant. That loan entered special servicing in early 2012 and was eventually sold in December 2014. The borrower filed bankruptcy to protect the assets and ultimately sold the problem asset, bringing the loan out of default.

The sponsor of this transaction was established in 2001 and has owned this property since 2004. The sponsor has extensive experience investing in and operating Class A and B office buildings and has built several diversified income portfolios in Atlanta and completed numerous joint venture investments with reputable investment partners.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Pensacola Marketplace Mezzanine Financing—Pensacola, FL

Pensacola Marketplace Mezzanine Financing —Pensacola, FL

On June 12, 2017, we acquired a $1,125,000 mezzanine loan (the “Mezzanine Debt”) related to the refinancing of a 49,768 square foot anchored retail center. The borrower is a special purpose entity that is majority owned by the operator and its affiliates, and organized for the purpose of this transaction. The Mezzanine Debt enabled the borrower to pay off the existing CMBS loan, and pay the associated defeasance and transaction costs. After this refinance, the capital structure consists of approximately (i) $830,000 in equity, (ii) $2,375,000 in senior debt and (iii) $1,125,000 in Mezzanine Debt (held by us).

We acquired the Mezzanine Debt from Realty Mogul Commercial Capital, Co. for a purchase price of  $1,136,882.81, which represents the $1,125,000 principal amount plus $11,882.81 of accrued but unpaid interest on the loan through the purchase date. The acquisition was funded with capital raised from our investors.

The property is located within the Pensacola-Ferry Pass-Brent metropolitan statistical area (the “MSA”), which has a combined population of over 478,000 people. The MSA ranks 109th of 382 metropolitan statistical areas in terms of total population. The MSA’s population grew at a rate of 6.5% since 2010, a number that exceeds the national average increase of 4.1% over the same period.

The property was built in 2007 and has been 100% occupied since the sponsor of the transaction acquired it in 2012. The property is currently 100% leased to Ross Dress for Less (“Ross”), Office Depot, and T-Mobile. Ross, which carries an investment grade credit rating of BBB+ by Standard & Poor’s, is the largest tenant and occupies 54% of the gross leasable area. Office Depot has been at the property since early 2008 and recently renewed its lease in May 2016 to extend the lease expiration date through February 2023. Both of these tenants’ lease expirations extend beyond their respective initial loan terms. The center is located directly adjacent to a Lowe’s Home Improvement and part of a retail corridor which includes a Walmart Supercenter and The Home Depot.

The Mezzanine Debt, which represents 26% of the total financing of the property, has a fixed interest rate of 9.75% with an original term of three years. A new appraisal of the property, completed in December 2016 by an independent real estate appraiser, valued the property at $4.7 million ($94/SF).

  Since 2011, the sponsor has acquired over $700 million of retail, office, multifamily, and medical buildings across the United States. Cumulatively, the principals of the sponsor have over 80 years of real estate experience and have engaged in more than $4.25 billion of transactions over the course of their careers.

Realty Mogul Commercial Capital, Co. and affiliates, as part of the original investment made in May 2017, received origination fees before we acquired the Mezzanine Debt. These fees were not borne by or paid to us.